UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29293 / June 3, 2010

_____

In the Matter of   :
                                                                                          :
JACKSON NATIONAL LIFE INSURANCE COMPANY   :
OF NEW YORK, ET AL.   :
1 Corporate Way   :
Lansing, Michigan 48951   :
                                                                                          :
(812-13710)   :
_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING EXEMPTIONS FROM SECTIONS 2(a)(32), 22(c) and 27(i)(2)(A) of the
ACT AND RULE 22c-1 THEREUNDER

Jackson National Life Insurance Company of New York ("JNL New York"), JNLNY
Separate Account I ("JNLNY Separate Account"), and Jackson National Life Distributors
LLC (collectively, "Applicants") filed an application on October 23, 2009, and filed
amended applications on January 13, 2010, and April 22, 2010, for an order under Section
6(c) of the Investment Company Act of 1940 ("Act"), granting exemptions from the
provisions of Sections 2(a)(32), 22(c), and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder,
to the extent necessary to permit recapture, under specified circumstances, of certain
contract enhancements applied to purchase payments made under deferred variable annuity
contracts described in the application that JNL New York has issued and will issue through
the JNLNY Separate Account (the "Contracts") as well as other contracts that JNL New
York may issue in the future through its existing or future separate accounts that are
substantially similar in all material respects to the Contracts. Applicants also requested that
the order extend to Affiliated Broker Dealers as defined in the application and to any
successors in interest to the Applicants.

A notice of the filing of the application was issued on May 10, 2010 (Investment
Company Act Release No. 29265). The notice gave interested persons an opportunity to
request a hearing and stated that an order disposing of the matter would be issued unless a
hearing should be ordered. No request for a hearing has been received, and the
Commission has not ordered a hearing.

The matter has been considered, and it is found that granting the requested exemptions is
appropriate in the public interest and consistent with the protection of investors and the
purposes fairly intended by the policy and provisions of the Act. Accordingly,

IT IS ORDERED, pursuant to Section 6(c) of the Act, that the requested exemptions from the provisions of Sections 2(a)(32), 22(c), and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder, for Jackson National Life Insurance Company of New York, et al., (812-13710) be, and hereby are, granted, effective immediately.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary